UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2023

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Item 1.01 Entry into a Material Definitive Agreement.

On October 27, 2023, Siyata Mobile Inc., (the “Company” or “we”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best efforts offering (the “Offering”): (i) 1,870,000 of the Company’s common shares, no par value per share (the “Common Shares”) at a purchase price of $0.65 per Common Share, (ii) 530,000 pre-funded warrants (“Pre-Funded Warrants”) to purchase Common Shares, at a purchase price of $0.64 per Pre-Funded Warrant, if purchasing the Pre-Funded Warrants. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on October 31, 2023.

Additionally, in connection with the Offering, each of the officers, directors and stockholders holding 5% or more of the Company securities entered into lock-up agreements, pursuant to which they agreed not to sell or transfer any of the Company securities they hold, subject to certain exceptions, during the 90-day period following the closing of the Offering.

The Company offered Pre-Funded Warrants to those Purchasers whose purchase of Common Shares in the Offering would have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the Purchaser, 9.99%) of our Common Shares immediately following the consummation of the Offering in lieu of the Common Shares that would otherwise result in ownership in excess of 4.99% (or at the election of the purchaser, 9.99%) of the outstanding Common Shares of the Company. The Pre-Funded Warrants may be exercised commencing on the issuance date and do not expire. The Pre-Funded Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise basis if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Common Shares issuable upon exercise of the Pre-Funded Warrants. The exercise of the Pre-Funded Warrants will be subject to a beneficial ownership limitation, which will prohibit the exercise thereof, if upon such exercise the holder of the Warrants, its affiliates and any other persons or entities acting as a group together with the holder or any of the holder’s affiliates would hold 4.99% (or, upon election of a Purchaser prior to the issuance of any shares, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the Pre-Funded Warrant held by the applicable holder, provided that the holder may increase or decrease the beneficial ownership limitation (up to a maximum of 9.99%) upon 60 days advance notice to the Company, which 60 day period cannot be waived.

The Common Shares, the Pre-Funded Warrants and the Common Shares issuable upon exercise of the Pre-Funded Warrants were offered pursuant to a registration statement on Form F-1 (File No. 333-274927) (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2023, and was declared effective on October 27 2023. A copy of the opinion of Sichenzia Ross Ference Carmel LLP, the Company’s United States securities counsel, and CC Corporate Counsel Professional Corporation, the Company’s Canadian counsel, relating to the legality of the issuance and sale of the securities in the Offering is attached as Exhibit 5.2 and 5.1 hereto.

Maxim Group LLC acted as the sole placement agent (“Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated October 27, 2023 by and between the Company and the Placement Agent. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Offering will result in gross proceeds to the Company of approximately $1.6 million, before deducing placement agent fees and commissions and other offering expenses, and excluding proceeds to the Company, if any, that may result from the future exercise of the Pre-Funded warrants issued in the e Offering.

As compensation to the Placement Agent, as the exclusive placement agent in connection with the Offering, the Company has agreed to pay to the Placement Agent a cash fee of 7.0% of the aggregate gross proceeds raised in the Offering and reimbursement of up to $90,000 for reasonable and documented fees and expenses of legal counsel and other actual out-of-pocket expenses.

The foregoing summaries of the Purchase Agreement, Placement Agency Agreement and the Pre-Funded Warrant do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 10.1, 1.1, and 4.1, respectively, to this Report of Foreign Private Issuer on Form 6-K (the “Report”), which are incorporated herein by reference. The description of the terms of the Purchase Agreement, Placement Agency Agreement and the Pre-Funded Warrant are qualified in their entirety by reference to such exhibits.

Neither this Report nor the attached press releases shall constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 7.01. Regulation FD Disclosure.

On October 27, 2023, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

The information and documents furnished in this section of this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

EXHIBIT INDEX

Exhibit Number	Document
1.1	Placement Agency Agreement by and between Siyata Mobile Inc. and Maxim Group LLC dated October 27, 2023
4.1	Form of Pre-Funded Warrant
4.2	Form of Lock-Up Agreement
5.1	Opinion of CC Corporate Counsel Professional Corporation
5.2	Opinion of Sichenzia Ross Ference Carmel LLP
10.1	Form of Securities Purchase Agreement by and between Siyata Mobile Inc. and the Purchasers dated October 27, 2023
99.1	Press release dated October 27, 2023
99.2	Press release dated October 31, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 31, 2023	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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